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Fact Sheet

Consolidated Financial Data - Fourth Quarter, Fiscal 2023

15.0 % YoY 25.6 % FY CC Digital growth	8.8 % YoY 15.4 % FY CC Revenue growth	21.0 % Q4 21.0 % FY Operating margin ($ terms)	9.0 % YoY 9.7 % FY Increase in EPS (₹ terms)	$2.1 bn Q4 $9.8 bn FY Large deal TCV

Revenue Growth - Q4 23

	Reported	CC
QoQ growth (%)	-2.2%	-3.2%
YoY growth (%)	6.4%	8.8%
FY growth (%)	11.7%	15.4%

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022	Reported	CC
Digital	2,864	2,930	2,532	13.1	15.0
Core	1,690	1,729	1,748	(3.3)	(0.2)
Total	**4,554**	**4,659**	**4,280**	**6.4**	**8.8**
Digital Revenues as % of Total Revenues	*62.9*	*62.9*	*59.2*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022	Reported	CC
Financial services	28.9	29.3	31.3	(1.7)	0.4
Retail	14.8	14.3	14.3	10.0	12.6
Communication	11.8	12.3	12.8	(2.1)	0.3
Energy, Utilities, Resources & Services	12.9	13.0	12.0	14.3	17.1
Manufacturing	13.5	13.3	11.8	22.2	26.5
Hi-Tech	8.0	8.1	8.2	3.5	3.7
Life Sciences	7.2	7.0	6.6	14.9	15.7
Others	2.9	2.7	3.0	5.9	13.4
Total	**100.0**	**100.0**	**100.0**	**6.4**	**8.8**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022	Reported	CC
North America	61.0	62.0	61.4	5.7	6.0
Europe	27.0	25.8	25.2	13.9	20.3
Rest of the world	9.4	9.8	10.2	(1.4)	3.4
India	2.6	2.4	3.2	(13.3)	(7.1)
Total	**100.0**	**100.0**	**100.0**	**6.4**	**8.8**

Client Data

	Quarter ended		
	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022
Number of Clients			
Active	1,872	1,850	1,741
Added during the period (gross)	115	134	110
Number of million dollar clients*			
1 Million dollar +	922	912	853
10 Million dollar +	298	294	275
50 Million dollar +	75	79	64
100 Million dollar +	40	38	38
Client contribution to revenues			
Top 5 clients	13.0%	13.1%	11.8%
Top 10 clients	20.1%	20.5%	19.4%
Top 25 clients	34.7%	35.3%	35.4%
Days Sales Outstanding*	62	68	67

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022
Effort			
Onsite	24.6	24.5	24.0
Offshore	75.4	75.5	76.0
Utilization			
Including trainees	76.9	77.1	80.0
Excluding trainees	80.0	81.7	87.0

Employee Metrics

(Nos.)

	Quarter ended		
	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022
Total employees	3,43,234	3,46,845	3,14,015
S/W professionals	3,24,816	3,29,296	2,97,859
Sales & Support	18,418	17,549	16,156
Voluntary Attrition % (LTM - IT Services)	20.9%	24.3%	27.7%
% of Women Employees	39.4%	39.4%	39.6%
Revenue per Employee - Consolidated (In US $ K)	53.4	54.2	57.7

Cash Flow

In US $ million

	Quarter ended		
	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022
Free cash flow (1)	713	576	761
Consolidated cash and investments (2)	3,807	3,908	4,937

In ₹ *crore*

	Quarter ended		
	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022
Free cash flow (1)	5,844	4,741	5,769
Consolidated cash and investments (2)	31,286	32,330	37,419

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2) Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Mar 31, 2023	Mar 31, 2022	Growth % Q4 23 over Q4 22	Dec 31, 2022	Growth % Q4 23 over Q3 23
Revenues	**4,554**	**4,280**	**6.4**	**4,659**	**(2.2)**
Cost of sales	3,164	2,955	7.1	3,230	(2.0)
Gross Profit	**1,390**	**1,325**	**4.9**	**1,429**	**(2.7)**
Operating Expenses:					
Selling and marketing expenses	202	179	12.8	196	3.1
Administrative expenses	231	226	2.2	232	(0.4)
Total Operating Expenses	**433**	**405**	**6.9**	**428**	**1.2**
Operating Profit	**957**	**920**	**4.0**	**1,001**	**(4.4)**
Operating Margin %	***21.0***	***21.5***	***(0.5)***	***21.5***	***(0.5)***
Other Income, net(1)	72	78	(7.7)	84	(14.3)
Profit before income taxes	**1,029**	**998**	**3.1**	**1,085**	**(5.2)**
Income tax expense	284	245	15.9	285	(0.4)
Net Profit (before minority interest)	**745**	**753**	**(1.1)**	**800**	**(6.8)**
Net Profit (after minority interest)	**744**	**752**	**(1.0)**	**800**	**(6.9)**
Basic EPS ($)	**0.18**	**0.18**	**0.2**	**0.19**	**(5.9)**
Diluted EPS ($)	**0.18**	**0.18**	**0.2**	**0.19**	**(5.9)**
Dividend Per Share ($)(2)	**0.21**	**0.21**	**0.0**	**0.0**	**0.0**

Consolidated statement of Comprehensive Income for year ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Mar 31, 2023	Mar 31, 2022	Growth %
Revenues	**18,212**	**16,311**	**11.7**
Cost of sales	12,709	10,996	15.6
Gross Profit	**5,503**	**5,315**	**3.5**
Operating Expenses:			
Selling and marketing expenses	776	692	12.1
Administrative expenses	902	868	3.9
Total Operating Expenses	**1,678**	**1,560**	**7.6**
Operating Profit	**3,825**	**3,755**	**1.9**
Operating Margin %	***21.0***	***23.0***	***(2.0)***
Other Income, net(1)	300	281	6.8
Profit before income taxes	**4,125**	**4,036**	**2.2**
Income tax expense	1,142	1,068	6.9
Net Profit (before minority interest)	**2,983**	**2,968**	**0.5**
Net Profit (after minority interest)	**2,981**	**2,963**	**0.6**
Basic EPS ($)	**0.71**	**0.70**	**1.3**
Diluted EPS ($)	**0.71**	**0.70**	**1.3**
Dividend Per Share ($)(2)	**0.41**	**0.41**	**0.3**

(1) *Other income is net of Finance Cost*
(2) *USD/INR exchange rate of 82.00 considered for Q4'23 and FY'23*

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In ₹ crore, except per equity share data

Particulars	Mar 31, 2023	Mar 31, 2022	Growth % Q4 23 over Q4 22	Dec 31, 2022	Growth % Q4 23 over Q3 23
Revenues	**37,441**	**32,276**	**16.0**	**38,318**	**(2.3)**
Cost of sales	26,011	22,272	16.8	26,561	(2.1)
Gross Profit	**11,430**	**10,004**	**14.3**	**11,757**	**(2.8)**
Operating Expenses:					
Selling and marketing expenses	1,659	1,347	23.2	1,611	3.0
Administrative expenses	1,894	1,701	11.3	1,904	(0.5)
Total Operating Expenses	**3,553**	**3,048**	**16.6**	**3,515**	**1.1**
Operating Profit	**7,877**	**6,956**	**13.2**	**8,242**	**(4.4)**
Operating Margin %	***21.0***	***21.6***	***(0.6)***	***21.5***	***(0.5)***
Other Income, net[1]	589	587	0.3	689	(14.5)
Profit before income taxes	**8,466**	**7,543**	**12.2**	**8,931**	**(5.2)**
Income tax expense	2,332	1,848	26.2	2,345	(0.6)
Net Profit (before minority interest)	**6,134**	**5,695**	**7.7**	**6,586**	**(6.9)**
Net Profit (after minority interest)	**6,128**	**5,686**	**7.8**	**6,586**	**(7.0)**
Basic EPS (₹)	**14.79**	**13.56**	**9.0**	**15.72**	**(5.9)**
Diluted EPS (₹)	**14.77**	**13.54**	**9.1**	**15.70**	**(5.9)**
Dividend Per Share (₹)	**17.50**	**16.00**	9.4	**-**	-

Consolidated statement of Comprehensive Income for year ended,

(Extracted from IFRS Financial Statement)

In ₹ crore, except per equity share data

Particulars	Mar 31, 2023	Mar 31, 2022	Growth %
Revenues	**146,767**	**121,641**	**20.7**
Cost of sales	102,353	81,998	24.8
Gross Profit	**44,414**	**39,643**	**12.0**
Operating Expenses:			
Selling and marketing expenses	6,249	5,156	21.2
Administrative expenses	7,260	6,472	12.2
Total Operating Expenses	**13,509**	**11,628**	**16.2**
Operating Profit	**30,905**	**28,015**	**10.3**
Operating Margin %	***21.1***	***23.0***	***(1.9)***
Other Income, net[1]	2,417	2,095	15.4
Profit before income taxes	**33,322**	**30,110**	**10.7**
Income tax expense	9,214	7,964	15.7
Net Profit (before minority interest)	**24,108**	**22,146**	**8.9**
Net Profit (after minority interest)	**24,095**	**22,110**	**9.0**
Basic EPS (₹)	**57.63**	**52.52**	**9.7**
Diluted EPS (₹)	**57.54**	**52.41**	**9.8**
Dividend Per Share (₹)	**34.00**	**31.00**	**9.7**

[1] Other income is net of Finance Cost